Exhibit 99.1

ASX, Nasdaq and Media Release

October 10, 2024

Opthea Wet AMD Program to be Presented at Innovate Retina

Melbourne, Australia, and Princeton, NJ, US, October 10, 2024-- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), todayannounced that sozinibercept will be highlighted during the Innovate Retina Meeting on October 17, 2024, in Chicago, Illinois.

David Boyer, MD, will present an update on Opthea’s wet AMD program, including highlights of the unmet medical need in wet AMD, the sozinibercept Phase 2b trial results, and the Phase 3 program designed to assess superiority in visual acuity of the combination therapy with sozinibercept over anti-VEGF-A monotherapy.

Details are as follows:

Session 4: New Routes and New Molecules

Timing: Thursday, October 17, 2024, 5:27 PM CT

Presentation: Update on OPT-302 (sozinibercept)

Presenter: David S. Boyer, MD

Agenda: https://retinainnovate.com/agenda/

Innovate Retina focuses exclusively on game-changing innovations in medical and surgical retina care, including current management of age-related macular degeneration (AMD) and diabetic retinopathy, ocular imaging, gene therapy, ocular inflammation, surgical technologies, ocular oncology, and the latest advances in retinal pharmacotherapy.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST,NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn

Authorized for release to ASX by Frederic Guerard, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited